UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

3 December 2019

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

3 December 2019

Change in method for calculating organic non-GAAP measures

Diageo announced, at its Capital Markets Day on 22 May 2019, that it would change its method of calculating organic growth for periods beginning with the six months ending 31 December 2019. Organic growth is a non-GAAP financial measure. See ‘Explanatory Notes’ below for an explanation and reconciliation of non-GAAP measures.

Going forward, Diageo will calculate the exchange adjustment included in the organic movement calculation by translating the current period results at the prior period weighted average exchange rates. Previously, Diageo had calculated the exchange adjustment included in the organic calculation by translating the prior period results at the current period exchange rates.

This change in methodology will significantly simplify Diageo’s internal reporting processes by more closely aligning its calculation of organic movements with its internal management reporting. Diageo also believes this methodology will allow investors to better compare Diageo’s organic movements with its peer group listed on page 92 of the Annual Report 2019.

Exchange impacts in respect of the external hedging of the intergroup sales of products and the intergroup recharging of third party services will continue to be allocated to the geographical segment to which they relate. Any residual exchange impacts will continue to be reported in Corporate. Results from markets that have hyperinflationary economies are translated at respective years’ actual rates. As a result, no exchange difference is reported. Under the revised methodology, the adjustments included in respect of Acquisitions and Disposals in the organic reconciliation, calculated at the prior period’s weighted average rate, have not changed materially.

Organic growth for sales, net sales, marketing and operating profit for the years ended 30 June 2019 and 2018 and for the six month period ended 31 December 2018 are set out in the tables below under both the prior methodology and the new methodology with no significant difference for all periods, geographical segments and key categories:

Explanatory notes

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Organic movements

Organic information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements under new methodology

The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled ‘adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates

‘Exchange’ in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of inter group sales by the markets in a currency other than their functional currency and the inter group recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment.

(b) Acquisitions and disposals

For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size and/or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.

Exceptional operating items are those that are considered to be material and/or unusual or non-recurring in nature and are part of the operating activities of the group such as impairments of fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.

Exceptional current and deferred tax items, comprising material unusual non-recurring items, impact taxation. Examples include, direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group.

Organic movement calculations for the year ended 30 June 2019 under both the new and old methodologies were as follows:

Year ended 30 June 2019

As calculated under new methodology
	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432
Exchange	(34)	(1)	(4)	5	(17)	(1)	(52)
Disposals	(175)	(7)	(4)	(1)	(10)	—	(197)

2018 adjusted	4,462	5,224	2,075	1,356	5,015	51	18,183
Organic movement	239	223	145	127	461	3	1,198
Acquisitions and disposals	133	2	2	1	1	—	139
Exchange	240	(317)	13	(40)	(121)	(1)	(226)

2019 reported	5,074	5,132	2,235	1,444	5,356	53	19,294

Organic movement %	5	4	7	9	9	6	7

Net sales
2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163
Exchange	(28)	(4)	(4)	3	(8)	(1)	(42)
Disposals	(136)	(3)	(3)	(1)	(6)	—	(149)

2018 adjusted	3,952	2,925	1,484	1,071	2,489	51	11,972
Organic movement	206	113	104	89	231	3	746
Acquisitions and disposals	93	—	1	1	1	—	96
Exchange	209	(99)	8	(31)	(33)	(1)	53

2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867

Organic movement %	5	4	7	8	9	6	6

Marketing
2018 reported	662	474	158	196	388	4	1,882
Exchange	(5)	(4)	1	—	(2)	—	(10)
Reclassification	—	—	10	—	—	—	10
Disposals	(1)	—	—	—	—	—	(1)

2018 adjusted	656	470	169	196	386	4	1,881
Organic movement	71	27	4	11	27	(1)	139
Acquisitions and disposals	2	—	—	—	—	—	2
Exchange	33	(7)	1	(6)	(1)	—	20

2019 reported	762	490	174	201	412	3	2,042

Organic movement %	11	6	2	6	7	(25)	7

Operating profit
2018 reported	1,882	1,028	191	308	568	(158)	3,819
Exchange	(23)	(3)	6	—	(3)	6	(17)
Acquisitions and disposals	(85)	(2)	(2)	—	(2)	—	(91)

2018 adjusted	1,774	1,023	195	308	563	(152)	3,711
Organic movement	62	29	77	67	148	(44)	339
Acquisitions and disposals	30	(1)	—	—	—	(1)	28
Exchange	82	(37)	3	(10)	(8)	8	38

2019 reported	1,948	1,014	275	365	703	(189)	4,116

Organic movement %	3	3	39	22	26	(29)	9

Organic operating margin
2019	44.2%	34.6%	17.1%	32.3%	26.1%	n/a	31.8%
2018	44.9%	35.0%	13.1%	28.8%	22.6%	n/a	31.0%

Margin improvement/(decline) (bps)	(73)	(35)	399	357	352	n/a	85

As calculated under old methodology
	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432
Exchange	200	(291)	12	(35)	(120)	—	(234)
Disposals	(185)	(7)	(4)	(1)	(10)	—	(207)

2018 adjusted	4,686	4,934	2,091	1,316	4,912	52	17,991
Organic movement	249	195	142	127	443	1	1,157
Acquisitions and disposals	139	3	2	1	1	—	146
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2019 reported	5,074	5,132	2,235	1,444	5,356	53	19,294

Organic movement %	5	4	7	10	9	2	6

Net sales
2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163
Exchange	176	(95)	8	(29)	(36)	—	24
Disposals	(143)	(3)	(3)	(1)	(6)	—	(156)

2018 adjusted	4,149	2,834	1,496	1,039	2,461	52	12,031
Organic movement	216	104	100	90	226	1	737
Acquisitions and disposals	95	1	1	1	1	—	99
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867

Organic movement %	5	4	7	9	9	2	6

Marketing
2018 reported	662	474	158	196	388	4	1,882
Exchange	24	(10)	1	(7)	(3)	—	5
Reclassification	—	—	10	—	—	—	10
Disposals	(1)	—	—	—	—	—	(1)

2018 adjusted	685	464	169	189	385	4	1,896
Organic movement	75	26	5	12	27	(1)	144
Acquisitions and disposals	2	—	—	—	—	—	2
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2019 reported	762	490	174	201	412	3	2,042

Organic movement %	11	6	3	6	7	(25)	8

Operating profit
2018 reported	1,882	1,028	191	308	568	(158)	3,819
Exchange	74	(35)	(6)	(2)	(6)	—	25
Acquisitions and disposals	(90)	(2)	(2)	—	(2)	—	(96)

2018 adjusted	1,866	991	183	306	560	(158)	3,748
Organic movement	52	22	91	59	143	(31)	336
Acquisitions and disposals	30	1	1	—	—	—	32
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2019 reported	1,948	1,014	275	365	703	(189)	4,116

Organic movement %	3	2	50	19	26	(20)	9

Organic operating margin
2019	43.9%	34.5%	17.2%	32.3%	26.2%	n/a	32.0%
2018	45.0%	35.0%	12.2%	29.5%	22.8%	n/a	31.2%

Margin improvement/(decline) (bps)	(103)	(49)	494	288	341	n/a	83

Key categories - as calculated under new methodology

	Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	3	7	6
Scotch	2	6	6
Vodka	2	2	4
US whiskey	2	4	9
Canadian whisky	6	6	8
Rum	(3)	(2)	(3)
Indian-Made Foreign Liquor (IMFL) whisky	6	8	3
Liqueurs	1	3	4
Gin	17	23	23
Tequila	19	29	37
Beer	1	3	4
Ready to drink	7	12	12

Key categories - as calculated under old methodology

	Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	3	7	6
Scotch	2	6	6
Vodka	2	2	4
US whiskey	2	4	9
Canadian whisky	6	6	8
Rum	(3)	(2)	(3)
Indian-Made Foreign Liquor (IMFL)) whisky	6	8	3
Liqueurs	1	4	4
Gin	17	22	23
Tequila	19	29	37
Beer	1	3	4
Ready to drink	7	12	12

Organic movement calculations for the six months ended 31 December 2018 under the new and old methodologies were as follows:

Six months ended 31 December 2018

As calculated under new methodology
	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2017 reported	2,467	2,887	1,088	840	2,625	27	9,934
Exchange	(70)	(45)	(10)	(14)	(61)	(1)	(201)
Reclassification	1	12	—	—	(13)	—	—
Disposals	(92)	(4)	(2)	—	(9)	—	(107)

2017 adjusted	2,306	2,850	1,076	826	2,542	26	9,626
Organic movement	143	193	74	59	292	2	763
Acquisitions and disposals	88	3	2	1	1	—	95
Exchange	130	(167)	8	(22)	(70)	—	(121)

2018 reported	2,667	2,879	1,160	864	2,765	28	10,363

Organic movement %	6	7	7	7	11	8	8

Net sales
2017 reported	2,183	1,599	774	649	1,298	27	6,530
Exchange	(63)	(17)	(9)	(11)	(22)	(1)	(123)
Reclassification	1	12	—	—	(13)	—	—
Disposals	(72)	(2)	(2)	—	(5)	—	(81)

2017 adjusted	2,049	1,592	763	638	1,258	26	6,326
Organic movement	125	86	50	49	156	2	468
Acquisitions and disposals	69	1	1	1	1	—	73
Exchange	113	(46)	7	(16)	(17)	—	41

2018 reported	2,356	1,633	821	672	1,398	28	6,908

Organic movement %	6	5	7	8	12	8	7

Marketing
2017 reported	338	246	83	109	188	4	968
Exchange	(4)	—	4	(2)	(3)	(2)	(7)
Reclassification	(1)	—	—	1	—	—	—
Disposals	(1)	—	—	—	—	—	(1)

2017 adjusted	332	246	87	108	185	2	960
Organic movement	30	18	4	7	25	(1)	83
Acquisitions	2	—	—	—	—	—	2
Exchange	19	(4)	—	(5)	(2)	1	9

2018 reported	383	260	91	110	208	2	1,054

Organic movement %	9	7	5	6	14	(50)	9

Operating profit
2017 reported	1,027	599	120	218	316	(90)	2,190
Exchange	(22)	(9)	1	(3)	(7)	11	(29)
Reclassification	1	9	—	(1)	(9)	—	—
Acquisitions and disposals	(43)	(1)	(1)	—	(1)	—	(46)

2017 adjusted	963	598	120	214	299	(79)	2,115
Organic movement	39	38	31	47	112	(7)	260
Acquisitions and disposals	42	1	1	—	—	—	44
Exchange	57	(23)	1	(7)	(2)	6	32

2018 reported	1,101	614	153	254	409	(80)	2,451

Organic movement %	4	6	26	22	37	(9)	12

Organic operating margin
2018	46.1%	37.9%	18.6%	38.0%	29.1%	n/a	35.0%
2017	47.0%	37.6%	15.7%	33.5%	23.8%	n/a	33.4%

Margin improvement/ (decline) (bps)	(91)	34	285	445	530	n/a	152

As calculated under old methodology
	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2017 reported	2,467	2,887	1,088	840	2,625	27	9,394
Exchange	52	(193)	(1)	(47)	(125)	—	(314)
Reclassification	1	12	—	—	(13)	—	—
Disposals	(97)	(4)	(3)	—	(9)	—	(113)

2017 adjusted	2,423	2,702	1,084	793	2,478	27	9,507
Organic movement	151	174	74	70	286	1	756
Acquisitions and disposals	93	3	2	1	1	—	100
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2018 reported	2,667	2,879	1,160	864	2,765	28	10,363

Organic movement %	6	6	7	9	12	4	8

Net sales
2017 reported	2,183	1,599	774	649	1,298	27	6,530
Exchange	44	(60)	(1)	(35)	(39)	—	(91)
Reclassification	1	12	—	—	(13)	—	—
Disposals	(75)	(2)	(2)	—	(5)	—	(84)

2017 adjusted	2,153	1,549	771	614	1,241	27	6,355
Organic movement	130	83	49	57	156	1	476
Acquisitions and disposals	73	1	1	1	1	—	77
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2018 reported	2,356	1,633	821	672	1,398	28	6,908

Organic movement %	6	5	6	9	13	4	7

Marketing
2017 reported	338	246	83	109	188	4	968
Exchange	10	(7)	3	(6)	(4)	—	(4)
Reclassification	(1)	—	—	1	—	—	—
Disposals	(1)	—	—	—	—	—	(1)

2017 adjusted	346	239	86	104	184	4	963
Organic movement	36	21	5	6	24	(2)	90
Acquisitions	1	—	—	—	—	—	1
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2018 reported	383	260	91	110	208	2	1,054

Organic movement %	10	9	6	6	13	(50)	9

Operating profit
2017 reported	1,027	599	120	218	316	(90)	2,190
Exchange	39	(25)	(2)	(7)	(3)	(2)	—
Reclassification	1	9	—	(1)	(9)	—	—
Acquisitions and disposals	(46)	(1)	(1)	—	(1)	—	(49)

2017 adjusted	1,021	582	117	210	303	(92)	2,141
Organic movement	36	31	35	44	106	12	264
Acquisitions and disposals	44	1	1	—	—	—	46
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2018 reported	1,101	614	153	254	409	(80)	2,451

Organic movement %	4	5	30	21	35	13	12

Organic operating margin	%	%	%	%	%	%	%
2018	46.3%	37.6%	18.5%	37.9%	29.3%	n/a	35.2%
2017	47.4%	37.6%	15.2%	34.2%	24.4%	n/a	33.7%

Margin improvement/ (decline) (bps)	(112)	(1)	336	365	486	n/a	152

Key categories - as calculated under new methodology

	Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	4	7	5
Scotch	4	7	6
Vodka	2	2	2
US whiskey	2	4	6
Canadian whisky	5	5	6
Rum	(4)	(4)	(5)
Indian-Made Foreign Liquor (IMFL) whisky	9	11	2
Liqueurs	—	2	2
Gin	25	29	29
Tequila	18	29	36
Beer	2	4	5
Ready to drink	9	16	15

Key categories - as calculated under old methodology

	Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	4	7	5
Scotch	4	7	6
Vodka	2	3	2
US whiskey	2	4	6
Canadian whisky	5	5	6
Rum	(4)	(3)	(5)
Indian-Made Foreign Liquor (IMFL) whisky	9	11	2
Liqueurs	—	3	2
Gin	25	28	29
Tequila	18	29	36
Beer	2	4	5
Ready to drink	9	16	15

Organic movement calculations for the year ended 30 June 2018 under both the new and old methodologies were as follows:

Year ended 30 June 2018

As calculated under new methodology
	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114
Exchange	8	(6)	(3)	26	14	—	39
Reclassification	(8)	16	1	2	(11)	—	—
Disposals	—	(2)	—	—	(216)	—	(218)

2017 adjusted	4,725	4,993	2,130	1,331	4,710	46	17,935
Organic movement	168	391	92	94	522	4	1,271
Acquisitions and disposals	58	—	—	—	8	—	66
Exchange	(280)	(152)	(139)	(73)	(198)	2	(840)

2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432

Organic movement %	4	8	4	7	11	9	7

Net sales
2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050
Exchange	8	(2)	(2)	27	14	—	45
Reclassification	(8)	16	1	2	(11)	—	—
Disposals	—	(2)	—	—	(57)	—	(59)

2017 adjusted	4,161	2,836	1,555	1,073	2,365	46	12,036
Organic movement	150	124	48	55	232	4	613
Acquisitions and disposals	52	—	—	—	4	—	56
Exchange	(247)	(28)	(112)	(59)	(98)	2	(542)

2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163

Organic movement %	4	4	3	5	10	9	5

Marketing
2017 reported	642	443	166	195	343	9	1,798
Exchange	11	10	(2)	4	(13)	(1)	9
Reclassification	(2)	1	—	1	—	—	—
Disposals	—	—	—	—	—	—	—

2017 adjusted	651	454	164	200	330	8	1,807
Organic movement	42	19	6	5	70	(3)	139
Acquisitions and disposals	8	—	—	—	—	—	8
Exchange	(39)	1	(12)	(9)	(12)	(1)	(72)

2018 reported	662	474	158	196	388	4	1,882

Organic movement %	6	4	4	3	21	(38)	8

Operating profit before exceptional items
2017 reported	1,899	936	218	250	487	(189)	3,601
Exchange	102	(5)	16	37	41	1	192
Reclassification	(4)	11	2	(1)	(8)	—	—
Acquisitions and disposals	—	—	—	1	—	1	2

2017 adjusted	1,997	942	236	287	520	(187)	3,795
Organic movement	24	93	—	48	85	32	282
Acquisitions and disposals	4	—	—	—	1	—	5
Exchange	(143)	(7)	(45)	(27)	(38)	(3)	(263)

2018 reported	1,882	1,028	191	308	568	(158)	3,819

Organic movement %	1	10	—	17	16	17	7

Organic operating margin	%	%	%	%	%	%	%
2018	46.9%	35.0%	14.7%	29.7%	23.3%	n/a	32.2%
2017	48.0%	33.2%	15.2%	26.7%	22.0%	n/a	31.5%

Margin (decline)/ improvement (bps)	(111)	175	(45)	295	131	n/a	70

As calculated under old methodology
	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2017 reported	4,725	4,985	2,132	1,303	4,923	46	18,114
Exchange	(261)	(113)	(130)	(61)	(160)	1	(724)
Reclassification	(8)	16	1	2	(11)	—	—
Disposals	—	(3)	—	—	(207)	—	(210)

2017 adjusted	4,456	4,885	2,003	1,244	4,545	47	17,180
Organic movement	160	347	80	108	489	5	1,189
Acquisitions and disposals	55	—	—	—	8	—	63
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432

Organic movement %	4	7	4	9	11	11	7

Net Sales
2017 reported	4,161	2,824	1,556	1,044	2,419	46	12,050
Exchange	(228)	(15)	(105)	(43)	(64)	1	(454)
Reclassification	(8)	16	1	2	(11)	—	—
Disposals	—	(3)	—	—	(55)	—	(58)

2017 adjusted	3,925	2,822	1,452	1,003	2,289	47	11,538
Organic movement	142	110	39	66	210	5	572
Acquisitions and disposals	49	—	—	—	4	—	53
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163

Organic movement %	4	4	3	7	9	11	5

Marketing
2017 reported	642	443	166	195	343	9	1,798
Exchange	(21)	2	(11)	(8)	(5)	(1)	(44)
Reclassification	(2)	1	—	1	—	—	—
Disposals	—	—	—	—	—	—	—

2017 adjusted	619	446	155	188	338	8	1,754
Organic movement	35	28	3	8	50	(4)	120
Acquisitions and disposals	8	—	—	—	—	—	8
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2018 reported	662	474	158	196	388	4	1,882

Organic movement %	6	6	2	4	15	(50)	7

Operating profit before exceptional items
2017 reported	1,899	936	218	259	487	(189)	3,601
Exchange	(60)	7	(20)	10	1	6	(56)
Reclassification	(4)	11	2	(1)	(8)	—	—
Acquisitions and disposals	—	—	—	—	(2)	1	(1)

2017 reported	1,835	954	200	259	478	(182)	3,544
Organic movement	43	74	(9)	49	83	24	270
Acquisitions and disposals	4	—	—	—	1	—	5
Exchange	n/a	n/a	n/a	n/a	n/a	n/a	n/a

2018 reported	1,882	1,028	191	308	568	(158)	3,819

Organic movement %	2	8	(5)	19	19	13	8

Organic operating margin	%	%	%	%	%	%	%
2018	46.2%	35.1%	12.8%	28.8%	22.7%	n/a	31.5%
2017	46.8%	33.8%	13.8%	25.8%	20.9%	n/a	30.7%

Margin (decline)/ improvement (bps)	(58)	126	(96)	299	181	n/a	78

Key categories - as calculated under new methodology

	Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	3	5	2
Scotch	3	2	1
Vodka	1	(1)	(6)
US whiskey	2	7	1
Canadian whisky	—	2	(4)
Rum	(3)	1	(4)
Indian-Made Foreign Liquor (IMFL) whisky	4	8	(1)
Liqueurs	6	5	4
Gin	17	17	14
Tequila	35	40	56
Beer	1	5	(1)
Ready to drink	2	4	—

Key categories - as calculated under old methodology

	Organic volume movement %	Organic net sales movement %	Reported net sales movement %
Spirits	3	5	2
Scotch	3	2	1
Vodka	1	(1)	(6)
US whiskey	2	7	1
Canadian whisky	—	2	(4)
Rum	(3)	1	(4)
Indian-Made Foreign Liquor (IMFL) whisky	4	8	(1)
Liqueurs	6	6	4
Gin	17	16	14
Tequila	35	40	56
Beer	1	4	(1)
Ready to drink	2	4	—

Contacts

Investor enquiries:	Andy Ryan	+44 (0) 20 8978 6504

investor.relations@diageo.com

Editor notes

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo’s products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 3 December 2019	By:	/s/ James Edmunds
Name: James Edmunds
Title: Deputy Company Secretary